# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COMPASS PATHWAYS PLC, CIK 0001816590
CUSIP: 20451W101
Title of class of securities: Ordinary shares, nominal value GBP0.008 per share
Address of issuer's principal executive offices: 33 Broadwick Street, London, United Kingdom (X0), W1F 0DQ
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001816590-25-000013
Filed by CIK 0001843859

## Reporting persons
- George Jay Goldsmith: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 2,239,822; sole dispositive power 2,239,822; aggregate amount beneficially owned 2,239,822 (2.4% of the class)
- Ekaterina Malievskaia: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 2,158,286; sole dispositive power 2,158,286; aggregate amount beneficially owned 2,158,286 (2.3% of the class)

## Item 1. Issuer
Name of issuer: COMPASS PATHWAYS PLC
Address of issuer's principal executive offices: 33 Broadwick Street, London, X0, W1F 0DQ

## Item 2. Person Filing
Name of person filing: This statement is filed by George Jay Goldsmith and Ekaterina Malievskaia.
Address of principal business office or, if none, residence:
Each Reporting Person's address is c/o COMPASS Pathways plc, 33 Broadwick Street, London W1F 0DQ,
United Kingdom
Citizenship: The Reporting Persons are citizens of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Goldsmith directly beneficially owns 2,239,822 Ordinary Shares, representing approximately 2.41% of the outstanding Ordinary Shares, which includes:(i) 2,050,319 Ordinary Shares and (ii) 189,503 Ordinary Shares subject to a stock option exercisable within 60 days of March 31, 2025. Dr. Malievskaia directly beneficially owns 2,158,286 Ordinary Shares, representing approximately 2.33% of the outstanding Ordinary Shares, which includes: (i) 2,027,318 Ordinary Shares and (ii) 130,968 Ordinary Shares subject to a stock option exercisable within 60 days of March 31, 2025.
Mr. Goldsmith and Dr. Malievskaia are married to each other, but each Reporting Person expressly disclaims beneficial ownership of the securities held by the other Reporting Person.
The percentage of the outstanding Ordinary Shares beneficially owned by the Reporting Person is based on 92,673,132 Ordinary Shares outstanding as of February 24, 2025, as disclosed in the Issuer's Annual Report on Form 10-K as filed with the Securities and Exchange Commission on February 27, 2025.
Percent of class: 4.73
Sole power to vote or to direct the vote: Mr. Goldsmith directly beneficially owns 2,239,822 Ordinary Shares and Dr. Malievskaia directly beneficially owns 2,158,286 Ordinary Shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Mr. Goldsmith directly beneficially owns 2,239,822 Ordinary Shares and Dr. Malievskaia directly beneficially owns 2,158,286 Ordinary Shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Exhibit A. Power of Attorney (1). Exhibit B. Power of Attorney (2). (1) Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to COMPASS Pathways plc filed with the Securities and Exchange Commission on June 6, 2023 by George Jay Goldsmith. (2) Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to COMPASS Pathways plc filed with the Securities and Exchange Commission on November 2, 2023 by Ekaterina Malievskaia.

## Signatures
- George Jay Goldsmith: /s/ Meredith Prithviraj by Power of Attorney for George Jay Goldsmith, Meredith Prithviraj, Power of Attorney for George Jay Goldsmith (04/15/2025)
- Ekaterina Malievskaia: /s/ Meredith Prithviraj by Power of Attorney for Ekaterina Malievskaia, Meredith Prithviraj, Power of Attorney for Ekaterina Malievskaia (04/15/2025)